Exhibit 99.1

COLLIERS INTERNATIONAL GROUP INC.

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

Colliers International Group Inc. (“Colliers” or the “Company”)

1140 Bay Street, Suite 4000

Toronto, Ontario M5S 2B4

2.	Date of Material Change

April 22, 2021

3.	News Release

The news release was disseminated on April 22, 2021 through Globe Newswire.

4.	Summary of Material Change

On April 22, 2021, Colliers announced the retirement of long-time executive and Global Chief Operating Officer (COO), John Friedrichsen, effective in the second quarter of 2021, during which time there will be an orderly transition of his COO responsibilities to other members of the Company’s executive team.

5.	Full Description of Material Change

The news release annexed hereto as Schedule “A” provides a full description of the material change.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Christian Mayer, Chief Financial Officer, at (416) 960-9500.

9.	Date of Report

DATED at Toronto, Ontario this 26th day of April, 2021.

Schedule “A”

(See attached)

News Release

For Immediate Release

Colliers announces retirement of John Friedrichsen

Long-time executive to retire after 23 years

TORONTO, Canada, April 22, 2021 – Colliers (NASDAQ and TSX: CIGI) today announced the retirement of long-time executive and Global Chief Operating Officer (COO), John Friedrichsen, effective in the second quarter of 2021, during which time there will be an orderly transition of his COO responsibilities to other members of the company’s executive team.

Mr. Friedrichsen joined Colliers’ predecessor, FirstService Corporation, in 1998 and was appointed Chief Financial Officer (CFO) in 2002. In 2015, he continued his role as CFO for Colliers following its separation and spin-off from FirstService. In January 2020, Mr. Friedrichsen was appointed COO, with Christian Mayer succeeding him as CFO. During Mr. Friedrichsen’s tenure, the market capitalization of the combined companies increased from US$62 million to more than US$11 billion today, creating significant shareholder value and delivering a compound annual return of about 20 per cent – a top decile performance which is remarkable over such an extended period.

“After an incredible 23-year run with two very successful companies, it’s time for me to step away and dedicate more time to my family and pursue other interests,” said Mr. Friedrichsen. “Colliers has a unique culture that is second to none. I will miss the teamwork and collaboration with our incredibly dedicated and enterprising people, Board of Directors, and other stakeholders. It has been a true honor and privilege to have worked together with such an incredible team of leaders toward a common goal – to accelerate success. As a significant shareholder in Colliers, I will be cheering from the sidelines, never too far away, as Jay and the rest of my talented colleagues continue to create significant value for our shareholders in the years ahead,” he added.

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News Release

“For more than two decades, John has been one of my closest allies in helping to build FirstService and Colliers, two great companies who have stood the test of time,” said Jay Hennick, Global Chairman and Chief Executive Officer. “John’s unrivalled support and dedication has led to significant growth and shareholder returns over his many years of service. I will miss his insight and partnership but wish him the very best as he transitions to retirement. I have the utmost faith in our talented and enterprising leadership team and am confident that Colliers will continue to grow from strength to strength in the years to come.”

Company Contact:

Jay S. Hennick

Chairman & Chief Executive Officer | Global

Christian Mayer

Chief Financial Officer | Global

(416) 960-9500

Media Contact:

Andrea Cheung

Global Manager, Communications

Andrea.cheung@colliers.com

416-324-6402

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 67 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.0 billion ($3.3 billion including affiliates) and $40 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

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